2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

April 1, 2016

Via E-mail and EDGAR Transmission

Lauren Hamilton
U.S. Securities and Exchange Commission
Office of Chief Accountant
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Pooled® Trust File Nos. 033-40991 and 811-06322

Dear Ms. Hamilton:

On behalf of Delaware Pooled Trust (the “Registrant”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with regard to the Registrant’s filings on Form N-CSR for the reporting period ended October 31, 2015 and N-SAR, as well as corresponding disclosures made in their prospectuses filed as part of their Registration Statements on Form N-1A and the Registrant’s website.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

Filing on Form N-CSR (reporting period ended 10/31/15)

1.           Comment: Confirm that the Portfolio management review and Performance summary sections are not audited.

Response: The Registrant confirms that the Portfolio management review and Performance summary sections are not audited and will state this in future reports.

2.           Comment: Please account for the fact that The Emerging Markets Portfolio II has greater than 25% of its assets invested in the information technology sector.

Response: Each portfolio’s fundamental investment restriction pertaining to concentration is not considered to be violated unless an excess over the 25% limit occurs immediately after an acquisition of securities or utilization of assets and such excess results therefrom, as disclosed in the Registrant’s statement of additional information. At the time the information technology securities were purchased for The Emerging Markets Portfolio II, the portion of the Portfolio’s assets invested in the information technology sector was below the 25% threshold. It was only due to the appreciation of the securities that the percentage of the Portfolio’s net assets invested in information technology went over the 25% threshold.

Lauren Hamilton
April 1, 2016

3.           Comment: Explain how The Focus Smid-Cap Growth Equity Portfolio is diversified considering its portfolio investments shown in the Schedule of investments.

Response: The Focus Smid-Cap Growth Equity Portfolio continues to be diversified because the Portfolio’s securities holdings in issuers that are greater than five percent of the value of the Portfolio’s total assets was not due wholly or partly to an acquisition of such securities in accordance with Section 5(c) of the Investment Company Act of 1940, as amended.  The Registrant will also add disclosure regarding its use of narrow industries for compliance purposes for diversification whereas broad sectors are used for financial reporting.

4.           Comment: In the Schedule of Investments for The Core Plus Fixed Income Portfolio, explain that CDS contracts are credit default swaps in the related footnote.

Response: The Registrant will provide further explanation in future annual reports.

5.           Comment: Confirm that the accrued liabilities, other liabilities, and total liabilities shown in the Statement of Assets and Liabilities for The Large-Cap Value Equity Portfolio, The Select 20 Portfolio, and The Focus Smid-Cap Growth Equity Portfolio should not be further broken out in compliance with Rule 6-04 of Regulation S-X.

Response: The Registrant will break out certain liabilities in compliance with Rule 6-04 of Regulation S-X going forward.

6.           Comment: Explain what is included under “other affiliates payable” in the Statement of Assets and Liabilities for all Portfolios.

Response: Included in “other affiliates payable” are amounts related to services provided by Delaware Investments Fund Services Company for fund accounting and financial administration oversight and transfer agent and dividend disbursing services.  The amounts also include fees payable to Delaware Management Company for legal, tax and regulatory reporting services to the Portfolios.  In the future, the Registrant will separate any amounts by affiliate as opposed to aggregating under “other affiliates payable.”

7.           Comment: Explain why The Emerging Markets Portfolio, The Emerging Markets Portfolio II, and The Core Plus Fixed Income Portfolio have capital gains tax expense listed in the Statement of Operations and confirm that the capital gains tax expenses did not flow through to shareholders.

Response: The Emerging Markets Portfolio, The Emerging Markets Portfolio II, and The Core Plus Fixed Income Portfolio paid and/or accrued capital gains tax expense as a result of investments in foreign countries. The capital gains tax expenses did not flow through to shareholders.

Prospectus dated February 27, 2015

8.           Comment: For the Emerging Markets Portfolio, state the assumptions used in calculating the numbers for the fee table in the Prospectus.

Response: In accordance with Form N-1A, the fee table for the Emerging Markets Portfolio was calculated using an annual expense ratio of 1.16% each year, a 5% return each year, and a purchase

Lauren Hamilton
April 1, 2016

reimbursement fee of 0.55% and a redemption reimbursement fee of 0.55%, if shares are redeemed within one year.

The purchase redemption and reimbursement redemption fees charged by the Portfolio are designed to reflect an approximation of the brokerage and other transaction costs associated with the investment of an investor’s purchase amount or the disposition of assets to meet redemptions, and to limit the extent to which the Portfolio (and, indirectly, the Portfolio’s existing shareholders) would have to bear such costs. The Portfolio’s trading team periodically evaluates the amount of the fees to ensure that they continue to be appropriate. More detail about the redemption and reimbursement fees charged by the Portfolio can be found in the Prospectus under “Purpose of Reimbursement Fees for Certain Portfolios.”

Form N-1A does not require that additional detail about the calculation of the Portfolio’s fees be included in the fund summary, or other sections, of the Portfolio’s Prospectus.  Accordingly, the Registrant respectfully declines to provide further detail in the Prospectus.

Website

9.           Comment: Please correct the content shown on the Registrant’s website so that the gross and net expenses shown for the Portfolios tie back to the ratios shown in the financial highlights for the fiscal year ended 10/31/15.

Response: The Registrant has reviewed the content shown on its website and confirms that the gross and net expenses shown correspond with the ratios shown in the financial highlights for the fiscal year ended 10/31/15.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss the response presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody

cc:	Kathryn R. Williams
Delaware Investments
Bruce G. Leto and Jonathan M. Kopcsik
  Stradley Ronon Stevens & Young, LLP